Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

La Fayette Franchise, Inc.
211 Lincoln Road
Miami Beach, FL 33139
https://lesmoulinslafayette.com/en/

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: La Fayette Franchise, Inc.
Address: 211 Lincoln Road, Miami Beach, FL 33139
State of Incorporation: DE
Date Incorporated: May 26, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $200.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

<u>*Time-Based Perks*</u>

Friends and Family Early Birds

Invest within the 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

<u>*Amount-Based Perks*</u>

$400+ | Baron / Baroness

Receive one macaron gift box.

$1,000+ | Count / Countess

Receive one assortment chocolate ballotin + one macaron gift box.

$2,000+ | Marquis / Marchioness

Receive one bottle Marquis de La Fayette Champagne + one assortment chocolate ballotin + one macaron gift box.

$5,000+ | Duke / Duchess

Receive six bottles of Marquis de La Fayette Champagne.

$10,000+ | Prince / Princess

Receive 5% Bonus Shares + six bottles of Marquis de La Fayette Champagne.

We'll deduct 2 times your StartEngine investment from our franchise fees for your own location (qualified franchise applicants only).

*All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholder</u>

La Fayette Franchise, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/ share, you will receive and own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Our business development consists of franchising in the U.S.A. a canadian bakery concept. First, we sell our concept to franchisees who then handle the upfront investment to build bakeries.

From each franchisees, we collect the original franchise fees ($30k), a training fee ($5k), a royalty fee (6% of gross revenue per year) and a marketing fee (1% of gross revenue per year).

La Fayette Franchise provides franchisees support with strategic location selection, lease negotation, architect process and equipment process. We also train future franchisees on operating procedures, business management and customer service.

La fayette Franchise owns no restaurant ourselves, thereby mitigating the risk for ourselves and our investors.

Our concept heavily simplifies bakery operations thanks to an artisanal production facility which supplies franchisees with all the baked goods. Therefore, we offer to future franchisees an attractive and "easy to run" business.

Competitors and Industry

As a player in the bakery & coffee industry, we have different types of competitors: many small bakeries and a few big chains: Paul, Pret a Manager, Starbucks, Joe&the Juice, Panera bread.

Looking at the US hospitality industry, we believe there is a hole in the market when it comes to French bakeries. We have some distinct advantages that make the difference:

- High-quality products and French flavors recipes,

- Traditional know-how earned in the last 5 generations,

- A grab-and-go system offering a wide range of bakery goods: viennoiseries, bread, pastries, sandwiches, salads, quiches...but also coffees, fresh juices, and smoothies.

Current Stage and Roadmap

We, La Fayette Franchise, Inc., recently acquired the rights to use and sublicense the "Les Moulins La Fayette" bakery brand in the US. Pursuant to the license agreement, our right automatically renews every ten years provided that we meet certain conditions; sublicensing to a fixed number of US entities within a designated time period. We have contracted with a franchise advisor, Big Sky Franchise Team, which is an award-winning and nationally recognized company by receiving the "Best Franchise Consultancy in the USA" award.

We are currently preparing all the franchise contracts (franchise disclosure agreement, franchise agreement, franchise manual) with our franchise advisor and lawyer. The next step will consist of designing marketing tools (franchise brochure, video tutorials, website...). We believe that we'll be ready to launch our marketing campaign by the end of 2020 before signing our first franchise contracts next year. Currently, there is one Les Moulins La Fayette bakery in Florida, but it has no relationship with the company as it is independent owned and operated.

Our marketing will be digital through franchise platforms, social media, google-ads...but also traditional in attending tradeshows which is still a very effective way to meet and convince future franchisees.

Our strategy to fast track the growth of our franchise brand is to work with a fully out-sourced franchise sales department as Big Sky Franchise Team can provide it, over the next two years. Therefore, our marketing impact and our lead generation results will be optimized.

La Fayette Franchise is currently in the development stage and has not yet signed or opened any franchise locations. We have already secured the rights to the Les Moulins LaFayette Bakery for use in the US - along with this comes the supply chain, baked goods, and branding.

With pieces secured to put together a great bakery, we are in the process now of setting up all franchise contracts and documentation. We believe with this done we should be ready to fully market the franchise by the end of 2020. We plan to start signing contracts with franchisees next year and believe the first bakeries will open in the second semester of 2021.

The Team

Officers and Directors

Name: Nicolas Billaud

Nicolas Billaud's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO
  Dates of Service: May 26, 2020 - Present
  Responsibilities: Development strategy, finance, and legal matters. Nicolas currently does not take any salary or stock compensation.

Other business experience in the past three years:

- **Employer:** Barnes Commercial Real Estate
  Title: Managing Partner
  Dates of Service: January 01, 2014 - December 31, 2019
  Responsibilities: Broker in commercial real estate

Other business experience in the past three years:

- **Employer:** Les Moulins La Fayette USA, LLC
  Title: Manager
  Dates of Service: August 14, 2015 - Present
  Responsibilities: Finance, Legal

Name: Vincent Poudras

Vincent Poudras's current primary role is with Les Moulins La Fayette USA, LLC. Vincent Poudras currently services 20 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO
  Dates of Service: May 26, 2020 - Present
  Responsibilities: Development strategy and business operations. Vincent currently does not take salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Les Moulins La Fayette USA, LLC
  Title: Manager
  Dates of Service: August 14, 2015 - Present
  Responsibilities: Business operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hospitality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, franchising the Les Moulins La Fayette bakery brand in the US. Our revenues are therefore dependent upon the market demand for such bakery goods.

Minority Holder; Securities with Voting Rights

The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have similar products on the market. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent or similar products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
La Fayette Franchise LLC was formed on May 26, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks

associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. La Fayette Franchise LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that La Fayette Franchise is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on La Fayette Franchise, Inc. or in its computer

systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on La Fayette Franchise, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nicolas Billaud	500,000	Common Stock	50.0
Vincent Poudras	500,000	Common Stock	50.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Franchising is a low investment business.

The ongoing fundraising will finance the structuration of franchise contracts, the marketing tools, the sales team to recruit first franchisees. As long as our fundraising campaign is fully subscribed ($107K) we'll be able to operate our franchise business over 12 months without revenue generation.

Foreseeable major expenses based on projections:

End of June 2020, the company expenses are $17,714 including franchise advisor's fees ($13,650) and lawyer's fees ($3,500).

Major ongoing expenses will be:

- Work provided by our Franchise Advisor, lawyers, and architect ($50K)

- Marketing tools (website, teasers, brochures), franchise events attendance ($30K)

- Team salary and operating expenses ($20K)

Future operational challenges:

We have to be ready as quickly as possible to recruit first franchisees. To do so, we need to prepare all franchise contracts and elaborate marketing tools. Currently, we are halfway there. Once completed, we'll be able to launch our franchise campaign.

Future challenges related to capital resources:

If our initial fundraising ($107K) is achieved, we'll be funded for over 12 months, so we won't have to face any financial constraints.

Future milestones and events:

First revenues will come from signature of franchise contracts with franchisees. Then, the first bakery openings will allow us to receive royalty fees calculated on gross revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Capital resources will come from StartEngine fundraising.

The total amount of shareholders' loans is $17,150. It financed the lawyer's and franchise advisor's fees.

As our company has just been formed, we don't have any line of credit yet.

The company is funded by its current shareholders and has no operating expenses as long as franchise development is on hold. For this reason, the company has no cash on hand during the fundraising campaign.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The current shareholders have financial capabilities to finance the company's needs. The purpose of the fundraising campaign is to fund the franchise developement budget over the upcoming months.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from the fundraising campaign will help us to grow the "Les Moulins La Fayette" brand across the United States. Funds are needed to launch our franchise concept in a very professional way. Our company has only financed a part of the total budget yet.

We have no alternative option to get additional capital ressources right now.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum ($10K) is not a viable option for the company. In this case, the company will consider any other option to finance its development.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum funding ($107K) will finance the whole estimated budget for franchise development. We'll able to run the company for at least 12 months.

Our development budget includes:

- Franchise advisor's, lawyers and architect's fees: $50K

- Marketing tools and campaign: $30K

- Team salary: $20K

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We don't anticipate any required capital contributions by the end of 2021. Our low investment business model gives us good visibility on our future needs.

Indebtedness

- **Creditor:** Nicolas Billaud
  Amount Owed: $13,650.00
  Interest Rate: 0.0%
  During the period ending May 31, 2020, the Company received advances totaling $13,650 from a member of the Company. These advances pertained to organizational costs incurred on behalf of the Company. The advances are unsecured, non-interest bearing, and due on demand.

Related Party Transactions

- **Name of Entity:** Nicolas Billaud
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During the period ending May 31, 2020, the Company received advances totaling $13,650 from a member of the Company. These advances pertained to organizational costs incurred on behalf of the Company.
  Material Terms: The advances are unsecured, non-interest bearing and due on demand.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The $5M pre-money valuation is calculated based on an analysis of the company's 5-year cash flow at a 20% discount rate. Within the analysis, we chose a 10x multiplier of future revenue because franchise systems are typically valued at 8 to 10 times the EBITDA and we have received wide interest in the bakery brand ever since the first bakery shop was opened in Miami, Florida, to test the US market. (Note: this shop operates independently from our company and has no obligation to remit any franchise fees)

We worked with Big Sky Franchise Team and we use their strategic planning process to create our franchise 5-year business plan/model. To be very prudent, we based our growth of franchisees on the average level achieved by new franchisors in the US over the first five years in the franchise marketplace.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Franchise Advisor & Lawyer Fees*
  96.5%
  To cover Franchise Advisor and Lawyer Fees.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  46.5%
  Funds will be used to speed up the recruitment of new franchisees in intensifying marketing campaigns and in structuring a larger sales team.

- *Advisors and lawyers fees*
  50.0%
  Fees to pay our franchise advisor and our lawyers

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://lesmoulinslafayette.com/en/ (lesmoulinslafayetteusa.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/la-fayette-franchise

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR La Fayette Franchise, Inc.

[See attached]

La Fayette Franchise LLC

Financial Statements (unaudited) and Independent Accountant's Review Report

May 31, 2020

La Fayette Franchise LLC

TABLE OF CONTENTS



To the Board of Directors of
La Fayette Franchise, LLC
Miami Beach, FL

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of La Fayette Franchise, LLC (Delaware limited liability company), which comprise the balance sheet as of May 31, 2020, and the related statements of operations, changes in members' equity (deficit), and cash flows for the period from May 26, 2020 (inception) to May 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado

September 22, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

La Fayette Franchise LLC
BALANCE SHEET (UNAUDITED)
As of May 31, 2020

ASSETS

Assets:		
Total assets	$	-

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current liabilities:		
Due to member	$	13,650
Total liabilities		13,650
Total members' equity (deficit)	$	(13,650)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-2-

La Fayette Franchise LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from May 26, 2020 (inception) to May 31, 2020

Revenue	$	-
Operating expenses:		
Legal and professional fees		13,650
Total operating expenses		13,650
Loss from operations		(13,650)
Net loss	$	(13,650)

La Fayette Franchise LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
For the period from May 26, 2020 (inception) to May 31, 2020

	Total Members' Equity (Deficit)
Balance at May 26, 2020 (inception)	$ -
Net loss	(13,650)
Balance at May 31, 2020	$ (13,650)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

La Fayette Franchise LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from May 26, 2020 (inception) to May 31, 2020

Cash flows from operating activities:		
Net loss	$	(13,650)
Net cash used in operating activities		(13,650)
Cash flows from financing activities:		
Advances from member		13,650
Net cash provided by financing activities		13,650
Net change in cash		-
Cash at beginning of period		-
Cash at end of period	$	-

La Fayette Franchise LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the period from May 26, 2020 (inception) to May 31, 2020

NOTE 1: NATURE OF OPERATIONS

La Fayette Franchise LLC (the "Company" or "La Fayette") is a limited liability company organized on May 26, 2020 under the laws of Delaware. The Company was formed by the Members for the purpose of a bakery concept franchise.

As of May 31, 2020, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations for capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. As of May 31, 2020, the Company has a members' deficit of $13,650. The Company's ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in these financial statements approximate their value.

Revenue Recognition

No revenue has been earned or recognized as of May 31, 2020.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. Refer to Note 4.

La Fayette Franchise LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the period from May 26, 2020 (inception) to May 31, 2020

Income Taxes

The Company is a Delaware limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBERS' EQUITY/(DEFICIT)

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARY TRANSACATIONS

During the period ended May 31, 2020, the Company received advances totaling $13,650 from a member of the Company. These advances pertained to organizational costs incurred on behalf of the Company. The advances are unsecured, non-interest bearing and due on demand.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

In June 2020, the members contributed $1,000 in capital contributions pursuant to the operating agreement.

Effective June 24, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name to La Fayette Franchise, Inc. The Company authorized 2,000,000 shares of $0.0001 par value common stock. The Company converted 100% of the membership interests in La Fayette Franchise LLC held by its two members into a total of 1,000,000 shares of common stock in La Fayette Franchise, Inc.

Subsequent to May 31, 2020, the Company has filed and initiated an offering of its common stock pursuant to a Regulation Crowdfunding offering at $5.00 per share, with an initial maximum offering amount of $107,000.

Management has evaluated subsequent events through September 22, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







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La Fayette Franchise, Inc.

Bringing French bakeries to the USA

LES MOULINS
LA FAYETTE

Website | Miami Beach, FL | FOOD & BEVERAGE

$114,380 raised

180 Investors	**$5M** Valuation
$5.00 Price per Share	**$200.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

La Fayette Franchise, Inc. owns the concept of an artisan bakery that has streamlined the baking process and offers high-quality French flavors all day long. The bakery, Les Moulins La Fayette, is a 20-location bakery in Canada that has been able to grow tremendously with its high-quality bread, viennoiseries, and pastries. By securing the rights to this brand, business model, and experience, we plan to bring this bakery to the United States.

Overview | Team | Terms | Updates 5 | Comments | Follow

Reasons to Invest

- The concept for this franchise is based on Les Moulins La Fayette which was the 2019 #1 rated bakery in Quebec, Canada.
- The test location to validate the franchise model in the US had over $1M in sales in 2019.
- With the original founder of the Les Moulins La Fayette bakery on our advisory team, we believe this franchise has the expertise to flourish.

Bonus Rewards

Get rewarded for investing more into La Fayette Franchise, Inc.

$200+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus





OVERVIEW:

LES MOULINS
LA FAYETTE

QUALITY PRODUCTS. ARTISAN KNOW-HOW.

The image above is a photo of a Les Moulins La Fayette location in Valleyfield Canada - La Fayette Franchise, Inc. has no ownership or franchise relationship with this location.

Les Moulins La Fayette has over 20 locations across Canada and has recognized approximately $12M (CAD) in annual sales. The original Canadian bakery does not operate with a franchise model.

Looking at the US hospitality industry, we believe there is a hole in the market when it comes to true French bakeries. With a larger addressable market based on the US's much larger population, we believe the franchise model in the US will fast track the growth of the brand and we want to make the US version of this French bakery bigger and better.

The first US location was opened in Miami Beach, FL to test the concept of bringing this Canadian-loved brand to the US and it has generated over $1M in sales in 2019. In its first year, this US test location largely surpassed all Canadian locations in terms of sales, becoming the #1 location in the entire network.

program. For details on this progra please see the Offering Summary section below.

$400+
Investment
Baron / Baroness
Receive one macaron gift box.

$1,000+
Investment
Count / Countess
Receive one assortment chocolate ballotin + one macaron gift box.

$2,000+
Investment
Marquis / Marchioness
Receive one bottle Marquis de La I Champagne + one assortment chc ballotin + one macaron gift box

$5,000+
Investment
Duke / Duchess
Receive six bottles of Marquis de L Fayette Champagne.

$10,000+
Investment
Prince / Princess
Receive 5% Bonus Shares + six bot Marquis de La Fayette Champagne



That is why we've recently acquired the rights to use and sublicense the Les Moulins La Fayette Bakery brand and we want to bring it to the US under our new company, La Fayette Franchise. We're raising on StartEngine so that the public can invest and help grow this brand across the United States. La Fayette Franchise owns no restaurants ourselves, thereby mitigating the risk associated with the actual operations of the restaurants for ourselves and our investors.

We've decided to focus on what we do best. We believe we have put together a package with everything it takes to open a wonderful French Bakery and are now prepared to sell this model to people in the U.S.

Disclaimer: The performance of existing Les Moulins La Fayette locations does not reflect on how our business is performing currently, or in the future, since we are the franchise management company.

OUR APPROACH
─────────────

La Fayette Franchise provides the full model needed to open your very own French bakery



GUARANTEED QUALITY. GUARANTEED CONSISTENCY.



You deserve the best

Expertly crafted French delicacies without the trip to Paris.

There is nothing quite like a beautiful fluffy quiche, a perfectly airy macaron or a buttery croissant. We've seen American coffee shops try to create these wonderful pastries, but we believe none have been able to create them as well as the French intended. That is why we're bringing French bakeries with expertly crafted French recipes to the United States.

We saw the Les Moulins La Fayette brand grow tremendously in Canada and now are trying to do this ourselves, by franchising Les Moulins La Fayette locations throughout the United States.

La Fayette Franchise sells the brand, business model, and supply chain to eager restaurateurs looking to open up their very own bakery.



Bakery

Our passionate bakers are crafting delicious bread with a unique taste using traditional methods & artisan know-how.

Viennoiseries

They look good & taste good! Our viennoiseries are handmade with carefully chosen ingredients, such as first quality butter.



Pastries



Taste the unique gourmet creations of our artisans & the great classics of French patisserie.

Ready to Eat

We offer a wide variety of succulent prepared meals. An easy & practical solution for your busy nights or lunch breaks!



Chocolates

Our chocolatiers are using their expertise to create a variety of chocolates that will delight the young & young at heart.

THE MARKET

Bakery Cafes take in over $11B in revenue in the U.S.

In addition to the $11B Bakery Cafe Market in the US, the North American market for bakery products is still expected to grow at almost 5% despite the market's state of maturity.

There are also over 30K coffeeshops in the US, with some of the larger chains like Starbucks competing for some of the top positions in the quick-service industry at large.

Baker Cafe Market

$11 Billion

30K+ Coffee Shops	Bakery Product Market
in the U.S.	5% CAGR





2020 2025

OUR TRACTION

Sustained growth over more than two decades

Although La Fayette Franchise does not own any restaurants, we decided to test the brand by opening up a bakery under a different entity.

Our test bakery in Miami Beach recorded 16.9% growth in its sales from September 2019 to February 2020 compared to the year before, achieving over $1M in sales in 2019. We believe this proves the bakery can perform well in the US and hope that it will lead to more people wanting to franchising the restaurant.

After seeing this traction, we secured the rights to the Les Moulins La Fayette Bakery and have opened our own franchising business - to give people the pieces they need to open a bakery of their own.




LES MOULINS
LA FAYETTE

THE BUSINESS MODEL

Our business is run on a franchising model

We take in revenue from franchise fees and royalties.

First, we sell our concept to franchisees, who then handle the upfront investment to build bakeries (which costs around $375K).

From each franchise, we collect the original franchise fee ($30K), a training fee ($5K), a royalty fee (6% of gross revenue per year), and a marketing fee (1% of gross revenue per year).

La Fayette Franchise provides franchisees support with strategic location selection, lease negotiation, architect process, and equipment process. We also train future franchisees on operating procedures, business management, and customer service.

Our first franchisees should be ready to open their very own bakeries in just under a year's time.


Franchising Fee
$30K

Training Fee

$5K



Royalty Fee



6%
gross
revenue

Marketing Fee

1%
gross





HOW WE ARE DIFFERENT

We believe our competitors cannot match our taste and freshness at the scale we can provide

Our model allows us to provide a classic, award-winning taste with a supercharged level of consistency and scalability.

Les Moulins La Fayette has a distinctive advantage against the competition thanks to its artisanal production facility which supplies franchisees with all the baked goods. This process heavily simplifies bakery operations for franchisees. Additionally, we have engaged La Colombe Coffee Roasters and Palais des Thés to supply our future franchisees with the highest quality coffee and tea around.

Our suppliers





Our grab-and-go system allows customers to walk in and out while quickly accessing delicious baked goods, warm food, fresh juices, and coffee.

With 30% of sales from our Miami test location coming directly from coffee, juices, and smoothies, we believe we can position ourselves as a direct competitor to well-known coffee chains in the US. When we include the added value and draw of our pastries and baked goods, we think we can be even better.

value and draw of our pastries and baked goods, we think we can be even better

Many of our smaller competitors do not have the systems to provide similar products at scale, while we believe our larger peers like Starbucks and Paul cannot offer close to the level of consistency or quality.



CONSISTENCY. QUALITY. INGENUITY.

Move into the US market

We plan to take what we learned with the test US location and franchise stores on the east coast, and then expand in Florida and Texas.

We know that the bakery can perform well in the US. Now we want to grow the network of bakeries, becoming a hotspot for the best french pastries in town.

By placing our bakeries in tourist hotbeds, city centers, and transportation hubs, we hope to build brand recognition that surpasses what has even been seen in Canada. Additionally, we want to grow this brand into a truly future-forward company - utilizing systems like the grab-and-go pickup to better suit the modern consumer.





BRINGING OUR DELCIOUS CREATIONS TO EVERYONE!






CURRENT STAGE

LaFayette Franchise is currently in the development stage and has not yet signed or opened any franchise locations. We have already secured the rights to the Les Moulins LaFayette Bakery for use in the US - along with this comes the supply chain, baked goods, and branding.

With pieces secured to put together a great bakery, we are in the process now of setting up all franchise contracts and documentation. We believe with this done we should be ready to fully market the franchise by the end of 2020. We plan to start signing contracts with franchisees next year and believe the first bakeries will open in the second semester of 2021.



OUR TEAM

Entrepreneurs and respected bakers on one team

Our Co-CEO Nicolas has spent years as a seasoned executive, with profitable investments in the retail and shopping mall industries, as well as commercial real estate.

Our Co-CEO Vincent has great experience in managing teams and operating bakery business.

Alongside him, we have a team of extraordinary advisors who have developed successful franchises like Blimpie and Massage Envy.

The original founder and baker extraordinaire of the Les Moulins Bakery, Johnny Jeulin, is a Board Advisor of our La Fayette Franchise company. We believe his expertise in creating the original bakery will assist us as we work to grow this brand in the US.

WHY INVEST

We believe we can recreate the success this bakery has seen in Canada

Although the success of this brand in Canada is no guarantee of success in the US, we believe that the power that the vast history of the brand will excite consumers in the US who are looking for the best bread, viennoiseries, and pastries around.

We hope to replicate that in a new high potential market and grow rapidly across the country, reaching similar penetration in many US cities as we have in Quebec.






Meet Our Team



Nicolas Billaud
Co-CEO

Nicolas has recognized experience as an investor and broker in Europe and the United States. He directed profitable investments in shopping centers and negotiated the acquisition and sale of commercial assets and businesses as well.

He was a board member of an investment firm listed on Paris stock exchange and was also on the board of the French Council of Shopping Centers.





Vincent Poudras
Co-CEO

Vincent started his career in a large French bank, as a portfolio manager for private clients. His entrepreneurial spirit then led him to the United States to open the bakery "Les Moulins La Fayette" in Miami Beach. He was able to demonstrate his leadership and success in managing teams and operations. He notably adapted the bakery's concept and its goods to the tastes of an American and international clientele.





Johnny Jeulin
Board Advisor

Johnny Jeulin is the founder of the concept and the brand "Les Moulins La Fayette". He currently manages and expands the 20 bakeries network in Canada.

He's a fifth-generation master baker, pastry chef, and chocolatier. He migrated from Normandy, France, to Canada in 1989. Since then, his know-how has been rewarded many times.





Tom DuFore
Franchise Advisor

Tom DuFore is the CEO of Big Sky Franchise Team, where he is responsible for the company strategy, vision, and growth. In his role, he also supports and consults with Big Sky Franchise Team's Clients on their expansion and franchise efforts.

Tom's depth and breadth of experience is expansive having personally consulted with and advised hundreds of businesses ranging from the start-ups to some of the largest companies in the world. Tom has also led Big Sky Franchise Team to be an award-winning and nationally recognized company by receiving the 'Best Franchise Consultancy in the USA' award, a 'Top 100 Small Business' in the United States award, and as being recognized as a '50 Most Innovative Companies to Watch' award.



Offering Summary

Company :	La Fayette Franchise, Inc.
Corporate Address :	211 Lincoln Road, Miami Beach, FL 33139
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$200.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	2,000
Maximum Number of Shares Offered :	214,000
Price per Share :	$5.00
Pre-Money Valuation :	$5,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based Perks

Friends and Family Early Birds

Invest within the 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based Perks

$400+ | Baron / Baroness

Receive one macaron gift box.

$1,000+ | Count / Countess

Receive one assortment chocolate ballotin + one macaron gift box.

Receive one assortment chocolate ballotin + one macaron gift box.

$2,000+ | Marquis / Marchioness

Receive one bottle Marquis de La Fayette Champagne + one assortment chocolate ballotin + one macaron gift box.

$5,000+ | Duke / Duchess

Receive six bottles of Marquis de La Fayette Champagne.

$10,000+ | Prince / Princess

Receive 5% Bonus Shares + six bottles of Marquis de La Fayette Champagne.

We'll deduct 2 times your StartEngine investment from our franchise fees for your own location (qualified franchise applicants only).

*All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholder

La Fayette Franchise, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/ share, you will receive and own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Material Change in Offering

9 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the La Fayette Franchise, Inc. offering. Here's an excerpt describing the specifics of the change:

La Fayette Franchise, Inc. provided updated financials, increased their max raise amount, and extended their campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

15 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, La Fayette Franchise, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in La Fayette Franchise, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

30 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, La Fayette Franchise, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in La Fayette Franchise, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, La Fayette Franchise, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in La Fayette Franchise, Inc. be on the lookout for an email that describes more about the invested in La Fayette Franchise, Inc. Be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

A huge thank you to our investors! We could use your help to build additional momentum.

2 months ago

Hello everyone,

We just wanted to give a huge thank you to the 62 people who have become investors in our campaign. Surpassing $40K in just 2 weeks is no small feat and we could not have done this without you. We couldn't be more excited to bring true french-baked goods to the US — and we truly believe we have a great model to accomplish this.

As you're becoming a partial owner in La Fayette Franchise, we could use your help to grow this campaign. Equity Crowdfunding is a true community effort — and it would mean the absolute world to us if you could think of 3 people that may be interested in our campaign, and share this campaign with them!

Thank you all again for believing in us - we're so excited to be on this journey with you by our side.

END OF UPDATES

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Alan Duesterhaus `2 INVESTMENTS` a day ago
Do you offer any gluten free products?

> **Nicolas Billaud** - **La Fayette Franchise, Inc.** 16 hours ago
> Hi Alan,
> Actually, we are working on it! We do think that we have to offer gluten free products in our franchises. Thanks.

Michael McCarter `SE OWNER` `6 INVESTMENTS` 3 days ago

How is the company's launch plan been adjusted to address the current pandemic and the shifting consumer behaviors? How well is the company positioned to adapt the concept to meet the current and hopeful soon, post-pandemic retail/restaurant consumer?

> **Nicolas Billaud** **- La Fayette Franchise, Inc.** 2 days ago
>
> Hi Michael,
> We will start our marketing campaign by the end of the year, so we should sign our first franchise contracts beginning next year. It means that our bakeries' opening plan in the second half of 2021 should occur after the pandemic. Nevertheless, we do believe that our concept is fully adapted to meet such health crisis. Thanks to our grab&go display refrigerators, our customers can choose and pick-up items and go directly to the checkout. It is quick and easy. We don't have the contraints of a bistro, either.
> Have a great evening.

Victor Medeiros 13 days ago

Hi

Do you consider when the company start get profitable than it can open your own stories over the years to acelerate growth?

Some companies begun to buy back franchise operated stores or have licensed exclusively to others. Do you think franchise model could be a big challenge for quality in future?

> **Nicolas Billaud** **- La Fayette Franchise, Inc.** 13 days ago
>
> Hello Victor,
>
> Thank you very much for your interest!
> Our business model is based on franchising, and our income will come solely from franchise fees and royalties. The franchise model will allow us to develop very quickly without bearing the cost of the investments for each bakery. This approach also minimizes our risk. When we make a profit, we will be able to make distributions to shareholders. Les Moulins La Fayette has a distinctive advantage against the competition thanks to its artisanal production facility which supplies franchisees with all the bakery goods. This process heavily simplifies bakery operations for franchisees. It also guarantees quality and consistency to our customers.
> Best.

VIET NGUYEN `SE OWNER` `10 INVESTMENTS` `INVESTED` 22 days ago

Thanks for the response. I did see that the Facebook review is better, however there are still 1 star in there with rudeness of service. The Canadian stores seem to have much better consistent ratings for their stores. I have signed up to invest with you. I hope you can carry the same level of service from Canada to the US when you open new stores.

> **Nicolas Billaud** **- La Fayette Franchise, Inc.** 22 days ago
>
> Hello Viet,
> We appreciate having you by our side! You have rightly laid the emphasis on the welcome and quality of service which are part of the core values of our franchise charter.
> Thank you again for your trust. Best.

VIET NGUYEN `SE OWNER` `10 INVESTMENTS` `INVESTED` 23 days ago

Hi I have a few questions:
1. The Yelp reviews for your test locations have a lot of negative 1 star comments about service being rude and unwelcoming. Have you dealt with this?
2. If you were to raise 100K is this equal to 2% of the company valuation thus far?
3. Do you have financial statements that we could review for the test store in FL?

> **Nicolas Billaud** **- La Fayette Franchise, Inc.** 23 days ago
>
> Hello Viet,
> You have surely noted our excellent rating on Facebook, which stands at 4.6. We have worked a lot with the team to give our clients the best possible welcome. Stress management is an essential point for us, especially when you have a line of clients waiting





outside the store. In that case, our team does their best to remain available and attentive to our customers' expectations, even under pressure.
Our company's valuation comes in at $5M, so you are right.
Regarding our financials, we made over $1M in sales last year and 68% gross profit.
Have a great evening.

Vincent Domino 25 days ago
If I make the minimum investment and things go well, can I continue to purchase shares down the line?

> **Nicolas Billaud** - La Fayette Franchise, Inc. 25 days ago
> Hello Vincent,
> Sure, you can invest several times and accumulate over the time! We would be glad to have you as an investor by our side. Best.

Margot Langbeen a month ago
Seems like a menial and trivial question and I reviewed the answer that was asked previously... can you further explain the "grab and go" system further will any and/or all locations have a drive thru?

> **Nicolas Billaud** - La Fayette Franchise, Inc. a month ago
> Hello Margot,
> Our clients have access to our grab&go display refrigerators, presenting some of our bakery goods without opening a door. Our customers can choose and pick-up items and go directly to checkout. That is quick and easy. It also gives a boost to our sales! We have no drive-thru for the moment. Have a great day!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Located in Mirabel, Quebec, the 40,000 square foot facility supports a growing network of bakeries. Each one benefits from the established brand reputation as well as a high-capacity production centre. Sophisticated french pastries and original creations are prepared here and distributed to each retail location where they are baked fresh daily. Every recipe starts with high-quality, natural ingredients and all goods are made by hand with care. A team of artisan bakers follows traditional methods when crafting each individual croissant, loaf of bread and gourmet dessert. They take pride in their attention to detail to ensure exceptional standards and consistency is maintained when producing at a high capacity. Les Moulins La Fayette has been a benchmark for quality and service from the day its first location opened in Saint-Saveur, Quebec. We're passionate about sharing the expertise and indulgent foods as Les Moulins La Fayette's network grows throughout North America.

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